EXHIBIT 99.1

TransCanada PipeLines Limited
EARNINGS COVERAGE
Supplemental Financial Information (unaudited)
Exhibit to the Dec 31, 2016 Consolidated Financial Statements
December 31, 2016

The following financial ratio has been calculated on a consolidated basis for twelve-month period ended Dec 31, 2016 and is based on unaudited financial information. The financial ratios have been calculated based on financial information prepared in accordance with US generally accepted accounting principles. The following ratios have been prepared based on net income:

Dec 31, 2016
Earnings coverage on long-term debt and current liabilities	1.1 times
Earnings coverage on long-term debt and current liabilities excluding non-cash impairment charges for Ravenswood Goodwill and Assets Held for Sale at December 31, 2016	2.0 times*

The Corporation’s interest obligations for the twelve-month period ended Dec 31, 2016 amounted to approximately $2.231 billion. The Corporation’s earnings before interest expense and income taxes amounted to approximately $2.541 billion for the twelve-month period ended Dec 31, 2016, which is 1.1 times the Corporation’s interest requirements for that period.
* The Corporation’s interest obligations for the twelve-month period ended Dec 31, 2016 amounted to approximately $2.231 billion. The Corporation’s earnings before interest expense and income taxes excluding the non-cash impairment charges for Ravenswood goodwill and Assets Held for Sale at December 31, 2016, of $1.914 billion, amounted to approximately $4.455 billion for the twelve-month period ended Dec 31, 2016, which is 2.0 times the Corporation’s interest requirements for that period.